LEAD INVESTOR

Alex Ovechkin

Chris Wynne is an innovative and forward thinking CEO with a great vision for long term growth and value creation within the business. I have known Chris for over a decade and have seen him expertly manage a complex business enterprise. His expertise ranges across critical business and financial functions. This includes everything from supply chain management to product innovation to business operations and logistics to digital innovation to marketing and communications. Additionally he has demonstrated savvy in short and long term financial management of cash flow and debt financing to ensure his business can reach maximum potential.

Invested $50,000 this round & $3,000,000 previously

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